Exhibit 99.2

                            OFS BRIGHTWAVE, LLC
                     CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 2001 AND FOR THE
                 PERIOD FROM INCEPTION (NOVEMBER 17, 2001)
                           TO DECEMBER 31, 2001

OFS BRIGHTWAVE, LLC
CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS
-------------------------------------------------------------------------------

FINANCIAL STATEMENTS:                                                   PAGE(S)

  Report of Independent Accountants                                          1

  Consolidated Statement of Financial Position
     as of December 31, 2001                                                 2

  Consolidated Statement of Operations and Comprehensive Income
     for the period from inception (November 17, 2001) to
     December 31, 2001                                                       3

  Consolidated Statement of Changes in Members' Interest
     for the period from inception (November 17, 2001) to
     December 31, 2001                                                       4

  Consolidated Statement of Cash Flows
     for the period from inception (November 17, 2001) to
     December 31, 2001                                                       5

  Notes to the Consolidated Financial Statements                          6-19

FINANCIAL STATEMENT SCHEDULES:

  Schedule II - Valuation and Qualifying Accounts
     For the period from inception (November 17, 2001) to
     December 31, 2001                                                      20

All other schedules are omitted as they are not applicable or the required information is shown in the financial statements or notes thereto.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Managers of
OFS BrightWave, LLC:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of operations and comprehensive income, of changes in members' interest, and of cash flows present fairly, in all material respects, the financial position of OFS BrightWave, LLC ("the Company") at December 31, 2001, and the results of its operations and its cash flows for the period from inception (November 17, 2001) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 and Note 3, the Company is a majority owned subsidiary of Fitel USA. Fitel USA also owns OFS Fitel and the two enterprises (the Company and OFS Fitel) have a supply agreement and contract manufacturing agreement with each other. The results of operations or financial position of the Company could differ from those that would have been obtained if the enterprises were autonomous.




/s/ PricewaterhouseCoopers LLP

March 11, 2002
Atlanta, Georgia

OFS BRIGHTWAVE, LLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

 ASSETS                                                           DECEMBER 31,
                                                                     2001
 Current assets
   Cash and cash equivalents                                  $        171,421
   Accounts receivables                                                 39,770
   Receivable from affiliates                                           25,506
   Inventories                                                          61,354
   Other receivable                                                      7,508
   Other current assets                                                 10,067
                                                              ----------------
             Total current assets                                      315,626

 Property, plant and equipment, net                                    618,424
 Amounts due from affiliates related to pension and
   other postretirement benefits                                         3,497
 Identified intangible assets, net                                     170,855
 Goodwill                                                              128,833
 Other assets                                                               38
                                                              ----------------
             Total assets                                     $      1,237,273
                                                              ================
 LIABILITIES, MINORITY INTEREST AND MEMBERS' INTEREST
 Current liabilities
   Accounts payable                                           $         22,589
   Payable to affiliates                                                24,191
   Payroll and benefits liabilities                                      5,715
   Acquisition related reimbursements to members                        22,954
   Acquisition related liabilities                                      25,938
   Obligations under capital leases, current                             1,481
   Other current liabilities and accrued expenses                       11,451
                                                              ----------------
             Total current liabilities                                 114,319

 Notes payable to members                                              150,000
 Pension obligation and other postretirement benefits                    3,791
 Obligations under capital lease                                         4,163
 Deferred income taxes                                                  32,058
 Other liabilities                                                       3,599
 Minority interest in equity of affiliates                              52,400
                                                              ----------------
                                                                       360,330
                                                              ----------------
 Members' interest                                                     876,943
                                                              ----------------
     Total liabilities, minority interest
     and members' interest                                    $      1,237,273
                                                              ================


The accompanying notes are an integral part of these financial statements.

OFS BRIGHTWAVE, LLC
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

                                                           FOR THE PERIOD FROM
                                                               INCEPTION
                                                           (NOVEMBER 17, 2001)
                                                                 TO
                                                            DECEMBER 31, 2001

 Revenues                                                   $          29,340
 Cost of revenues                                                      65,951
                                                            -----------------
 Gross margin                                                         (36,61l)
                                                            -----------------
 Operating expenses
   Research and development                                               794
   In process research and development                                 13,000
   Marketing and sales                                                  3,823
   General and administrative                                           7,004
   Amortization of intangible assets                                    2,145
                                                            -----------------
             Total operating expenses                                  26,766
                                                            -----------------
 Operating loss                                                       (63,377)
 Interest expense, net                                                   (622)
 Other income from affiliates                                           1,431
 Minority interest                                                      1,315
                                                            -----------------
 Loss before income taxes                                             (61,253)
 Provision for income taxes                                 ------------------
 Net loss                                                             (61,253)
 Other comprehensive loss
   Foreign currency translation adjustments                                 2
                                                            -----------------
             Comprehensive loss                             $         (61,251)
                                                            ==================







 The accompanying notes are an integral part of these financial statements.

OFS BRIGHTWAVE, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' INTEREST
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

Balance at November 17, 2001                                    $      938,194

  Net loss for the period from inception (November 17, 2001)           (61,253)
    to December 31, 2001

  Effect of foreign currency translation                                     2
                                                                --------------
 Balance at December 31, 2001                                   $      876,943
                                                                ==============




























The accompanying notes are an integral part of these financial statements.

OFS BRIGHTWAVE, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

                                                           FOR THE PERIOD FROM
                                                               INCEPTION
                                                           (NOVEMBER 17, 2001)
                                                                 TO
                                                            DECEMBER 31, 2001

Net cash provided (used) by operating activities
  Net loss                                                  $         (61,253)
  Adjustments to reconcile net income to net cash
     used in operations
       Depreciation of property, plant and equipment                     7,542
       Amortization and in-process research and
         development charge                                             15,145
       Minority interest in equity of affiliates                        (1,315)
  Changes in assets and liabilities
       Accounts receivable                                             (21,755)
       Receivable from affiliates                                      (25,506)
       Inventories                                                      16,144
       Accounts payable                                                 14,751
       Payable to affiliates                                            24,191
       Payroll and benefits liabilities                                  4,963
  Change in pension assets and liabilities                                 490
       Acquisition related reimbursements to members                     2,947
       Acquisition related liabilities                                    (459)
       Other, net                                                        5,551
                                                            -------------------
             Net cash used in operating activities                     (18,564)
                                                            -------------------
Cash flow from investing activities
  Cash expenditures for property and equipment                          (4,201)
                                                            -------------------
             Net cash used in investing activities                      (4,201)
                                                            -------------------
Cash flow from financing activities
  Issuance of debt to members                                          150,000
  Repayment of obligations under capital leases                           (124)
                                                            -------------------
             Net cash provided by financing activities                 149,876
                                                            -------------------

 Net (decrease) increase in cash                                       127,112

 Cash and cash equivalents at beginning of period                       44,309
                                                            -------------------

 Cash and cash equivalents at end of period                 $          171,421
                                                            ===================




The accompanying notes are an integral part of these financial statements.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

1.   BACKGROUND AND BASIS OF PRESENTATION

     The  accompanying   consolidated   financial  statements  present  the
     financial position, results of operations and cash flows of OFS BrightWave, LLC, a Delaware limited liability company ("the Company"), a majority owned subsidiary of Fitel USA Corporation, a Delaware corporation ("Fitel USA"). Fitel USA's ultimate parent is The Furukawa Electric Co., ltd. ("Furukawa") of Japan. The Company is a designer, manufacturer and supplier of leading edge optical fiber cable for high speed optical networks. The Company has facilities located in the United States, Brazil and Germany. The Company also manufactures fiber under a contract manufacturing agreement for OFS Fitel, LLC ("Fitel"), a wholly owned subsidiary of Fitel USA.

     These financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America ("GAAP"), using the push down accounting basis to record the acquisition described in Note 2.

     As described in Note 2, BrightWave is owned 81.6% by Fitel USA and 18.4% by CommScope Optical Technologies, Inc., a wholly-owned subsidiary of CommScope Inc. ("CommScope"). In addition, income and loss is allocated to the members proportionately according to their respective ownership interest in the Company. Fitel and Fitel USA are considered affiliates of the Company.


2.   FORMATION OF COMPANY

     On November 17, 2001, the inception of the Company, Furukawa purchased Lucent Technologies' optical fiber solutions business for $2,300 million. The business operations were separated into two entities, Fitel and BrightWave. Fitel is comprised of the Optical Components Business ("Components"), the Specialty Photonics Business ("Specialty") and Optical Fiber ("Fiber"). BrightWave is comprised of the Fiber Optic Cable Business ("FOC") assets that provide contract-manufacturing services to Fiber and the manufacturing of fiber optic cable. CommScope, Inc. ("CommScope"), purchased an 18.4% interest in BrightWave for approximately $173 million at the time of Fitel USA's purchase of BrightWave. Approximately $1,359 million of the $2,300 million purchase price was allocated to Fitel and the balance, $941 million to BrightWave based on the relative fair value of the businesses. Certain joint ventures included in the purchase and valued at $7,000 are subject to the approval of the other partners in the respective joint ventures. Amounts to be paid for these joint ventures have not been paid by the members.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     The purchase price allocated to the Company was allocated to the tangible and intangible assets and liabilities and in-process research and development ("IPR&D") based upon their fair values at the date of the acquisition. The excess of the purchase price allocated to the Company over the fair value of the net assets and in-process research and development has been recorded as goodwill. The amount of the purchase price allocated to BrightWave was allocated as follows:

 Consideration paid by members                                   $    940,677
 Less: Joint venture companies not included at closing and
   certain foreign representative offices                              (7,076)
 Costs incurred by members in formation
   of the Company, net of reimbursements                                4,593
                                                                 -------------
                                                                      938,194
 Fair value of tangible assets at inception
   Cash                                                                44,309
   Trade receivables                                                   18,015
   Receivable due from Lucent                                           7,508
   Inventory                                                           77,497
   Amounts due from affiliates related to pension and
     other postretirement benefits                                      3,733
   Fixed assets                                                       621,765
   Other assets                                                        10.233
                                                                 -------------
                                                                      783,060
                                                                 -------------
 Fair value of liabilities at inception
   Acquisition related reimbursements to members                     (20,007)
   Acquisition related liabilities                                   (26,397)
   Deferred tax liability                                            (32,058)
   Other liabilities                                                 (23,986)
   Pension obligations                                                (3,536)
   Minority interest                                                 (53,715)
                                                                 -------------
                                                                    (159,699)
                                                                 -------------
 Identifiable specified intangible assets                             173,000
 In process research and development                                   13,000
 Goodwill                                                             128,833
                                                                 -------------
         Total                                                      $ 938,194
                                                                 =============

     Acquisition reimbursements to members represents legal and severance benefit costs incurred by the respective members on behalf of the Company. Through a Memorandum of Understanding, the members agreed on amounts to be reimbursed upon formation of the Company.

     Acquisition related liabilities represents involuntary employee termination benefits and other costs that qualify for recognition under EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     A charge of $13 million for IPR&D was recorded in the results from operations for the period ended December 31, 2001. The IPR&D product process technology includes proprietary technology that is currently under development to support future products. Specifically, projects to develop next generation optical fiber and cable designs were assessed in this analysis.

     An independent appraisal firm employed the royalty savings method to identify the fair value of the IPR&D and other identifiable intangibles. Discounted cash flow methods were employed to evaluate existing product process technology and incomplete technology. Future revenue projections were allocated for all existing technology and current IPR&D projects. All current IPR&D projects are expected to be released by late 2003. For both existing product process technology and IPR&D product process technology, initially allocated percentages of revenue are reduced over time. The pattern of reduction is intended to reflect the anticipated life cycle of the assets and the re-engineering of the assets over that life cycle. A discount rate of 15%, representing the required rate of return for the asset, was used in the determination of the fair value of the IPR&D process technology.

3.   RELATED PARTY TRANSACTIONS INCLUDING DEBT DUE TO MEMBERS

     CONTRACT MANUFACTURING AND FIBER SUPPLY AGREEMENTS WITH OFS FITEL, LLC The Company entered into a 3-year renewable manufacturing agreement with Fitel. OFS BrightWave earns gross margin on the production and sale of fiber to Fitel as a contract manufacturer. The sales price of fiber to Fitel is based upon transfer prices established by the Board of Managers of the Company and Fitel. Under the agreement, the Company agrees to purchase all raw materials for fiber production from Fitel or a supplier designated by Fitel and be Fitel's contract manufacturer in conjunction with Fitel's own fiber making capacity. There were no purchases of raw materials from Fitel during the period from inception (November 17, 2001) to December 31, 2001. Concurrently, the Company entered into a 3-year renewable sale supply agreement with Fitel to purchase all of the necessary fiber used in the manufacturing of the Company's cable products. Fitel earns gross margin on the sale of fiber to the Company based upon transfer prices established by the Board of Managers of the Company and Fitel. For financial reporting purposes, no revenues are recognized on the sale of fiber to Fitel. The revenues and gross margin earned on the revenues is deferred until the fiber is sold to an external third party of Fitel or is sold as fiber optic cable to an external third party customer by the Company. Under the supply agreement, Fitel sold $12,590 of fiber to the Company during the period from inception (November 17, 2001) to December 31, 2001. The Board of Managers of the Company and Fitel are controlled by Fitel USA.

     NOTES PAYABLE TO MEMBERS
     On November 16, 2001 and in connection with CommScope's acquisition of an 18.4% interest in the Company, the Company entered into a credit facility with CommScope. The Agreement provides for a $30 million revolving credit facility maturing on November 16, 2006. The Company has drawn the full amount under the credit agreement as of December 31, 2001. Accrued interest is payable in quarterly installments. The revolving credit facility bears an interest rate determined by the 3-month London Interbank Offered Rate ("LIBOR") plus an applicable margin of 1.75%. The LIBOR rate was 1.82% at December 31, 2001. In

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     addition, the credit agreement contains certain covenants and restrictions that restrict or limit the incurrence of indebtedness. As of December 31, 2001, the Company is in compliance with these covenants and restrictions.

     On November 19, 2001, the Company entered into a revolving credit facility with Fitel USA. The agreement provides a $120 million revolving credit facility to the Company maturing on November 16, 2006. The Company has drawn the full amount under the credit agreement as of December 31, 2001. Accrued interest is payable in quarterly installments. The revolving credit facility bears an interest rate determined by the 3-month London Interbank Offered Rate ("LIBOR") plus an applicable margin of 1.75%. The LIBOR was 1.82% at December 31, 2001. In addition, the credit agreement contains certain covenants and restrictions, which restrict or limit the incurrence of indebtedness. As of December 31, 2001, the Company is in compliance with these covenants and indebtedness. Accrued interest payable at December 31, 2001 was approximately $49.

     SUPPORT FROM FURUKAWA
     Furukawa will provide the necessary funds to allow the Company to continue its operations through March 31, 2003. Hence, the Company's financial statements have been presented on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business.

     OTHER
     The Company paid management fees to Fitel USA in the amount of $135 for the period from November 17 to December 31, 2001. The fee represents reimbursable costs incurred by Fitel USA for operating costs of the holding company.

     The Company recorded rental income in other income of $1.4 million from Fitel for its use of space at the Company's Norcross, Georgia facility.

     Transition from Lucent required the Company and Fitel to enter into certain transition service agreements with Lucent. Lucent charges the Company and Fitel for specific usage of their services including certain electronic data interfacing, payroll and benefits processing and information systems resources. The charges are allocated between the Company and Fitel based on headcount and percentage of revenue. For the period from inception (November 17, 2001) to December 31, 2001, the results from operations include $5.3 million for transition service agreements.

     The Company shares certain management and overhead services with Fitel, a wholly owned subsidiary of Fitel USA. These shared services consist of managerial resources, information technology, risk management, and human resources functions. The costs for these shared services are allocated between the Company and Fitel based on expected usage for these services. Management believes this provides a reasonable allocation of the charges. For the period from inception (November 17, 2001) to December 31, 2001, the results from operation include $4.5 million of allocated shared services charges.

     As part of the purchase of the interest in BrightWave, Furukawa granted CommScope a put for the amount of their investment interest in the Company of approximately $173 million. The put gives CommScope the right to sell to Furukawa all of the membership interest owned by CommScope and its Affiliates. The put is exercisable by CommScope

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     on the earlier of May 1, 2004 or the date BrightWave delivers audited financial statements for the fiscal year ended December 31, 2003 and ending on the date that is three months after such date. The put is an obligation of Furukawa and does not represent a liability of BrightWave.


4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION
     The Company consolidates companies in which it exercises control. The results of subsidiaries are included in the consolidated financial statements from the effective date of acquisition. The Company eliminates all significant intercompany balances and transactions in consolidation.

     USE OF ESTIMATES
     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Significant estimates include the allowance for doubtful accounts, useful lives of fixed assets and identifiable intangible assets, and inventory reserves. Actual results could differ from those estimates.

     FOREIGN CURRENCY
     For operations outside of the United States that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end of period exchange rates. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statement of operations and comprehensive income.

     REVENUE RECOGNITION
     Revenue is generally recognized when all significant contractual obligations have been satisfied, collection of the fixed and determinable receivable is reasonably assured, and the product is delivered to a non-related third party customer.

     SHIPPING AND HANDLING COSTS
     Shipping and handling fees related to sales transactions are billed to customers and recorded as revenue. Shipping and handling costs incurred are recorded in cost of revenues.

     RESEARCH AND DEVELOPMENT COSTS
     Research and development costs are charged to expense as incurred.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     CASH AND CASH EQUIVALENTS
     Cash  and  cash  equivalents   represent  bank  deposits  and  certain
     short-term investments. All highly liquid investments with maturities of three months or less are considered to be cash equivalents.

     INVENTORIES
     Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

     PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are recorded at cost. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to twelve years for machinery, electronic and other equipment, and twenty-five years for buildings.

     Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is reflected in the consolidated statements of operations.

     INTERNAL USE SOFTWARE
     Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

     GOODWILL AND OTHER ACQUIRED INTANGIBLES
     In accordance with SFAS 142, `Goodwill and Other Intangible Assets," goodwill is no longer amortized. Other intangible assets are amortized on a straight-line basis over the useful life of the asset, which is the period the asset is expected to contribute directly or indirectly to future cash flows. A range of 7 to 17 years has been used for amortization of specific intangible assets.

     IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
     In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill will be reviewed for impairment on an annual basis. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, other long-lived assets will be reviewed for impairment when factors indicate that a potential impairment may have occurred. Impairment occurs when the carrying amount of the asset exceeds its implied fair value. When the carrying amount of the asset exceeds the fair value, the Company recognizes an impairment loss in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset becomes its new accounting basis.

     ACCRUED PRODUCT WARRANTY COSTS
     The Company offers a wide variety of warranty terms for its products. Warranty accruals are determined based on historical results of the previous owner. All warranty obligations anticipated to be fulfilled beyond one year are classified as noncurrent liabilities.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     PENSION ASSETS AND BENEFIT OBLIGATION
     The pension and benefits asset information represents the Company's sponsored plans and its allocated share of Fitel's non-contributory pensions, health and welfare and life plan in which the Company participates. The allocation from plans participated in by the Company is based on the headcount and salary levels associated with the Company's employees for the period presented. Benefit obligations primarily consist of the Company's post retirement plan liability and are not based on allocation.

     INCOME TAXES
     The Company is organized as a limited liability company and is treated as a partnership for income tax purposes. Fitel USA and CommScope are responsible for the payment of taxes due on the earnings of the Company. The consolidated financial statements of the Company include wholly-owned corporations that are responsible for paying taxes as a corporation. For these corporations, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded when necessary to reduce deferred tax assets to the realizable amounts.

     CONCENTRATION OF CREDIT RISK
     The Company expects a significant portion of its future revenues to continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in orders by any of these customers could materially and adversely affect the Company's operating results.

     RISKS AND UNCERTAINTIES
     The Company operates in several foreign jurisdictions, which present certain macroeconomic and regulatory risks and uncertainties. Areas of uncertainty include the likely future direction of economic and regulatory policy, as well as political developments. In certain instances, commercial and tax legislation contains provisions allowing for more than one interpretation. Accordingly, management's judgement concerning certain business transactions may not coincide with the interpretation of the same activities by the tax authorities. Additionally, the telecommunications industry remains highly regulated and restrictions in certain foreign countries may limit the degree in which foreign-owned entities may operate. Management of BrightWave is unable to predict what changes in conditions may occur and what the effects of such changes may have on the financial position and results of operations of the Company.


OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------------------------

5.   INTANGIBLE ASSETS
                                                                  AS OF DECEMBER 31. 2001
                                                             ------------------------------------
                                                             GROSS CARRYING         ACCUMULATED
                                                                 AMOUNT             AMORTIZATION
                                                             ----------------    ----------------


 Amortized intangible assets
   Trademark                                                $        21,000     $          (328)
   Existing Core Process Technology                                  57,000                (509)
   Existing Product Process Technology                               58,000              (1,036)
   Customer Relationships                                            37,000                (272)
                                                            ----------------    ----------------
       Total                                                $       173,000     $        (2,145)
                                                            ================    ================
 Unamortized intangible assets
   Goodwill                                                 $       128,833
                                                            ---------------
 Aggreoate Amortization Expense
-------------------------------
   For period from inception (November 17, 2001) to
     December 31, 2001 including IPR&D charge               $        15,145

 Estimated Amortization Expense
   For year ended 12/31/02                                  $        17,159
   For year ended 12/31/03                                  $        17,159
   For year ended 12/31/04                                  $        17,159
   For year ended 12/31/05                                  $        17,159
   For year ended 12/31/06                                  $        17,159


     The fair values of the acquired intangible assets were estimated using the expected present value of future cash flows. Amortization expense is calculated on a straight-line basis over a period ranging from 7 to 17 years. Trademarks are deemed to have a useful life of 8 years and will cease amortizing on November 17, 2009. Existing core process technology has a useful life of 14 years and will cease amortizing on November 17, 2015. The existing product process technology has a useful life of 7 years and will cease amortization on November 17, 2008. Customer relationships are amortized over a 17-year period.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

6.   SUPPLEMENTAL INFORMATION

                                                                  DECEMBER 31,
                                                                      2001

 Inventories
   Raw materials                                            $         22,906
   Work-in-process                                                    29,936
   Finished goods                                                      8,512
                                                            -----------------
         Total inventories                                  $         61,354
                                                            ================
 Property, plant and equipment, net
   Land and improvements                                    $         29,351
   Buildings and improvements                                        197,105
   Machinery, electronic and other equipment                         338,400
   Construction-in-progress                                           61,110
                                                            ----------------
         Total property, plant and equipment                         625,966
   Less: accumulated depreciation                                    (7,542)
                                                            ----------------
         Property, plant and equipment, net                 $        618,424
                                                            ================

                                                                DECEMBER 31,
                                                                  2001
 Depreciation of property, plant
   and equipment                                            $          7,542

7.   COMMITMENTS AND CONTINGENCIES

     The Company has from time to time been involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all current proceedings, claims and litigation will not materially affect the Company's combined financial position.

     The Company has five supply agreements in place with key suppliers that extend beyond fiscal 2001. The agreements commit the Company to purchases of $150 million and are effective through 2005. Penalty clauses are also included in the agreements and are based on the failure of the Company to purchase agreed upon volumes.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

8.   LEASES

     The Company leases land, building and equipment under agreements that expire in various years. Rental expense under operating leases was $1,491 for the period from November 17 to December 31, 2001. The table below shows the future minimum lease payments due under non-cancelable operating leases at December 31, 2001:



                                                     CAPITAL       OPERATING
                                                     LEASES          LEASE

 2002                                             $     1,790    $     10,712
 2003                                                   1,790           8,733
 2004                                                   1,790           7,846
 2005                                                     895           7,464
 2006                                                       -           6,239
 Thereafter                                                 -          61,622
                                                  -----------    -------------
 Total minimum obligations                        $     6,265    $    102,616
                                                                 ============
 Less interest on capital leases                          621
                                                  -----------
 Present value of net minimum obligation                5,644
 Less: current portion                                  1,481
                                                  -----------
 Long-term obligations at December 31, 2001       $     4,163
                                                  ===========

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

9.   PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     OFS BrightWave sponsors a defined benefit pension plan, and a retiree healthcare plan and participates in a defined benefit pension a retiree healthcare plan and a retiree life insurance plan. Substantially all of the hourly employees are covered by these plans. The amounts shown in the following tables include an allocation of the components of net periodic benefit cost for the plans in which OFS Brightwave participates. The value of plan assets for the pension and other benefits include amounts that are anticipated to be transferred from Lucent's pension and other trusts to trusts established to pay these benefits. The following tables summarize benefit costs, as well as the assumptions, benefit obligations, changes in plan assets and funded status at or for the period from inception (November 17, 2001) through December 31.

                                                       PENSION         OTHER
                                                       BENEFITS        BENEFITS
                                                         2001           2001            TOTAL
                                                     -------------  ---------------  ------------

 CHANGE IN BENEFIT OBLIGATION
 Benefit obligation at beginning of year             $    76,056    $      30,869
 Service cost                                                424              140
 Interest cost                                               634              256
 Actuarial (gain) or loss                                     (3)               -
 Benefits paid                                              (156)            (29)
                                                     -----------    -------------

 Benefit obligation at end of year                        76,955           31,236
                                                     ===========    =============
 CHANGE IN PLAN ASSETS
 Fair value of plan assets at beginning of year           91,189           15,297
 Actual return on plan assets                                942              159
 Employer contribution                                       495                2
 Benefits paid                                              (156)            (29)
                                                     -----------    -------------
 Fair value of plan assets at end of year                 92,470           15,429
                                                     -----------    -------------
 Funded status                                            15,516          (15,807)
 Unamorized net (gain) or loss                                (3)               -
                                                     -----------    -------------
 Prepaid (accrued) benefit cost                      $    15,513    $     (15,807)
                                                     ===========    =============
 Amounts recognized in the statement of
   financial position consist of:
     Prepaid benefit cost                            $    17,265    $           -
     Accrued benefit cost                                 (1,752)         (15,807)
                                                     -----------    -------------
 Net amount recognized                               $    15,513    $     (15,807)
                                                     -----------    -------------
 Amounts due from (owed to) Fitel for plans which
   Brightwave participates                           $    17,242    $     (13,745)   $     3,497
                                                     -----------    -------------    ------------
 Pension obligations for plans which Brightwave
   sponsors                                          $    (1,729)   $      (2,062)   $    (3,791)
                                                     ===========    =============    ============
 WEIGHTED-AVERAGE ASSUMPTIONS AS
   DECEMBER 31
   Discount rate                                           7.25%            7.25%
   Expected return on plan assets                          9.00%            9.00%
   Rate of compensation increase                           4.50%              N/A

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits for participants under age 65 was assumed for 2002. The rate was assumed to decrease gradually to 5 percent for 2009 and remain at that level thereafter. A 12 percent annual rate of increase in the per capita cost of covered health care benefits for participants age 65 and over was assumed for 2002. The rate was assumed to decrease gradually to 5 percent for 2012 and remain at that level thereafter.

                                                  PENSION          OTHER
                                                  BENEFITS        BENEFITS
                                                   2001             2001
                                               -------------   --------------


 COMPONENT OF NET PERIODIC BENEFIT COST
 Service cost                                  $        424   $          140
 Interest cost                                          634              256
 Expected return on plan asset                         (944)            (159)
                                               -------------  ---------------
 Total net periodic benefit cost               $        114   $          237
                                               =============  ===============

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were $2,288, $1,519, and $561, respectively as of December 31, 2001.

     The Company has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to cap its portion of the cost.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the health care cost trend rates would have the following effects:

                                                        1%             1%
                                                     INCREASE      DECREASE

     Effect on total of service and interest cost
        components                                  $    16        $   (12)
     Effect on postretirement benefit obligation    $   632        $  (528)


10.  INCOME TAXES

     The Company is a partnership for federal and state income tax purposes. Any taxes of the Company are the responsibility of the partners. The Company's foreign and domestic corporate subsidiaries file separate tax returns. The Company has not recorded an income tax provision as there was no material income subject to tax in its corporate subsidiaries.

     As of December 31, 2001, BrightWave's corporate subsidiaries have U.S. and Non-U.S. net operating loss carryforwards of approximately $7,400, which begin expiring at varying times.

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

     The components of deferred tax assets and liabilities at December 31, 2001, for BrightWave's corporate subsidiaries subject to income tax, as are follows:

                                                             DECEMBER 31,
                                                                 2001

Deferred income tax assets
  Reserves and allowances                                   $         18
   Net operating loss/credit carryforwards                         2,769
                                                            ------------
         Total deferred tax assets                                 2,787

 Valuation allowance                                                 740
                                                            ------------
         Net deferred tax assets                                   2,047

 Deferred income tax liabilities
   Property, plant and equipments                                (34,077)
   Intangibles                                                       (28)
                                                            -------------
                                                                 (34,105)
                                                            -------------
         Net deferred tax liability                            $ (32,058)
                                                            =============

11.  SEGMENT REPORTING

     The Company has identified the following geographic reportable segments: North America, Europe/Middle East/Africa, and Other. Other includes Central America, Latin America, China, and Asia Pacific. The chief operating decision-makers of the Company evaluate the business on a global basis with consideration of resource allocation on a geographic basis. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income. Revenues for each segment are based on the location of the third-party customer. All intercompany transactions between segments have been eliminated. Segment results for the period from November 17 to December 31, 2001 as follows:


                                                        EUROPE/
                                                        MIDDLE
                                         NORTH           EAST/                       COMBINED
                                        AMERICA         AFRICA       OTHER            TOTAL
                                    -------------  -------------  -----------  ---------------
FOR THE PERIOD FROM NOVEMBER 17 TO
   DECEMBER 31, 2001

   Total revenues                   $     25,377   $      3,906   $       57   $      29,340
   Depreciation and amortization          22,502            110           75          22,687
   operating loss                        (60,892)        (1,644)        (841)        (63,377)
   Long-lived assets                     603,286          8,259        6,879         618,424
   Capital expenditures                    3,621             12          568           4,201

OFS BRIGHTWAVE, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

12.  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002.

OFS BRIGHTWAVE, LLC
VALUATION AND QUALIFYING ACCOUNTS                                  SCHEDULE II
(U.S. DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------

                                                              ADDITIONS
                                    BEGINNING        ------------------------------                        BALANCE
                                   OF PERIOD           CHARGED          CHARGE TO                           AS OF
                                  (NOVEMBER 17,          TO               OTHER                           DECEMBER 31,
  DESCRIPTION                         2001)            EXPENSES         ACCOUNTS         DEDUCTIONS          2001
  -----------                    --------------      ------------     -------------    --------------   ----------------

  Allowance for uncollectible
     accounts                    $            -      $         -      $          -    $           -     $              -

  Allowance for deferred tax assets           -                -               740                -                  740